Exhibit 99.11
CERTIFICATE OF QUALIFIED PERSON
I, David Brimage, AusIMM, as an author of this report entitled “Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report” dated March 26, 2011, prepared for Goldcorp Inc. (the “Issuer”) do hereby certify that:
1.	I am Manager Process for Ausenco Solutions Canada Inc. 855 Homer Street, Vancouver, BC V6B 2W2, Canada.

2.	This certificate applies to the technical report “Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report”, dated March 26, 2011 (the “Technical Report”)..

3.
I am a member of AusIMM and graduated with a degree in Metallurgical Engineering (Metallurgy) from the University of South Australia in 1993. I have worked as a Metallurgist continuously since my graduation from University.

4.
I am familiar with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I visited the Cerro Negro property on January 2009.

6.	I am responsible for Section 16 and those portions of the Summary, Conclusions, and Recommendations that are based on that section of the Technical Report.

7.	I am an independent qualified person as described in section 1.4 of NI 43-101.

8.	I have had no prior involvement with the property.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of March, 2011

(“David Brimage”) David Brimage, MAusIMM
Process Manager
Ausenco Solutions Inc.